

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Deborah Griffin
Senior Vice President and Chief Accounting Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikvah, 4951033, Israel

> **Re: Teva Pharmaceutical Industries Limited**
> **Registration Statement on Form S-3**
> **Filed January 29, 2018**
> **File No. 333-222767**

Dear Ms. Griffin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Purchase Contracts, page 19

1.   We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of obligations of third parties, including a basket of such securities, an index or indices of such securities or any combination of such securities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial

statement disclosure about the issuer of such securities. For guidance, please refer to the *Morgan Stanley & Co., Inc.* no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

2.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may be cash settled. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

3.   We note that the purchase contracts also may involve currencies and commodities. It appears that such purchase contracts may be characterized as swaps or another financial instrument subject to regulation under the Commodity Exchange Act. Please provide us with your legal analysis as to the appropriate characterization of such purchase contracts under the Commodity Exchange Act.

Description of Units, page 19

4.   We note your disclosure that you may issue units consisting, in part, of equity securities. Please revise your fee table to cover the registration of these equity securities, list them on the prospectus cover page, provide a description of these securities in the prospectus (unless capital stock is to be registered and securities of the same class are registered pursuant to Section 12 of the Exchange Act) and revise the legal opinion accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Ross M. Leff - Kirkland &Ellis LLP